FILED BY SANDY SPRING BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WASHINGTONFIRST BANKSHARES, INC.

(Commission File No. 001-35768)

The following is the text of an employee Q&A distributed to employees of Sandy Spring Bank on May 16, 2017.

Employee Q & A

Below are answers to questions that you may have about the recent acquisition announcement.

DEAL-RELATED QUESTIONS:

1.	Is this an acquisition or a merger?

Sandy Spring Bank is acquiring WashingtonFirst Bank. Following our record earnings announcement, this acquisition creates the largest, locally-headquartered community bank in the Greater Washington D.C. region.

2.	Who will be in charge? What will be the bank’s name?

Dan Schrider, Sandy Spring Bank President and CEO, will continue to serve in this role and lead the combined bank, which will maintain the Sandy Spring Bank name.

3.	Why WashingtonFirst Bank? What made them an attractive choice for Sandy Spring Bank?

Our mix of products and services are complementary, our cultures are aligned, and we share a commitment to providing the best possible service to our clients over a lifetime. Together, we look forward to serving more than 60,000 individuals and families, and nearly 30,000 local businesses, helping to create jobs and fuel the regional economy, especially in Northern Virginia.

4.	What will be the size of Sandy Spring Bank’s total assets?

This will increase our total assets by over 40 percent to approximately $7.5 billion dollars from just over $5 billion now. It also increases our footprint in Northern Virginia, and it will give us access to a larger client base in a growth market. With this acquisition, we are now the largest, locally-headquartered community bank in the region.

5.	What kind of regulatory approval is needed for this deal? Do you expect to get it? When?

The transaction has been unanimously approved by the Board of Directors of each company and is subject to shareholder and regulatory approval and other customary closing conditions. We do not anticipate any issues at this time, and the timing should occur over the coming months.

6.	What about shareholder approval? What is needed and when?

The transaction has been unanimously approved by the Board of Directors of each company and is subject to shareholder and regulatory approval and other customary closing conditions. A special shareholder meeting is expected to be held in Q3.

7.	When will the WashingtonFirst Bank facilities rebrand under the Sandy Spring Bank name?

The transaction is expected to close in Q4 with a full conversion of systems expected in early 2018. In the meantime, clients of both organizations will not notice any immediate changes in how we operate.

8.	Are other acquisitions planned?

If the right, strategic opportunity with the right partner presents itself, yes.

9.	Is Sandy Spring Bank viewed as an acquisition target? If not, why not?

That is not the strategic view that we have of ourselves. Our goal is to be recognized as an outstanding financial services company. Given our record earnings and continued growth, others see the value in what we have to offer.

10.	How will the Sandy Spring Bank and WashingtonFirst Bank Foundations work together?

We share a deep commitment to philanthropic work in our communities. The roles of our respective Foundations will be discussed over the coming months.

CLIENT-RELATED QUESTIONS:

11.	How does this affect clients? Will anything change for them immediately?

Clients of Sandy Spring Bank and WashingtonFirst Bank will not notice any immediate changes, and both banks will continue to conduct business as usual. Any future changes will be communicated early and often. Our clients will continue to experience the same great service that sets our bank apart. They will soon have access to more branches in Northern Virginia.

12.	How will clients access their accounts and reach bank employees if they need help?

The same way they do now. We are always here to answer any questions or concerns our clients may have.

13.	Do you anticipate branch closings?

Acquisition aside, we are always looking at providing our clients the access they need, when and where they want it. We love the map of the combined footprint, but will be evaluating where there is overlap and we will be closing some branches. Any branch closings will be done with careful thought and great care. Our goal is to provide our clients the access they need –whether that is in a branch or through technology.

EMPLOYEE/STAFFING-RELATED QUESTIONS:

14.	Will any WashingtonFirst Bank senior leaders join Sandy Spring Bank? If so, who and in what roles?

WashingtonFirst’s Chairman, Joseph Searcy Bracewell; President and CEO, Shaza L. Andersen; and two other directors will join Sandy Spring’s board.

15.	What is Sandy Spring Bank’s commitment to diversity in bank leadership after this deal?

To serve a diverse community, we need to be diverse. We are very committed to diversity across the bank and in our leadership ranks. This has been a challenge in our industry as a whole. We recognize it and work hard to address it on an ongoing basis.

16.	Do you anticipate branch closings?

Acquisition aside, we are always looking at providing our clients the access they need, when and where they want it. We love the map of the combined footprint, but will be evaluating where there is overlap and we will be closing some branches. Any branch closings will be done with careful thought and great care. Our goal is to provide our clients the access they need –whether that is in a branch or through technology.

17.	Will there be layoffs?

It is too early to know the specific staff impact, however we don’t anticipate any immediate changes. As with any transaction of this nature, there will be efficiencies gained over time, and we’ll have to work through the details. We care about our people and want to retain the talent we need to ensure our long-term success. We will communicate often and early as decisions are made.

We recognize that this can be unsettling, but please know our goals are to minimize impact, make the best business decisions and be as transparent as we can be. For now, we ask that you continue to focus on your job and provide our clients with the great service they are accustomed to receiving from us.

Forward-looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Sandy Spring Bancorp, Inc. (“Sandy Spring”) and WashingtonFirst Bankshares, Inc. (“WashingtonFirst”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Sandy Spring’s and WashingtonFirst’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “may,” “will,” “would,” “could,” “should” or other similar words and expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and neither Sandy Spring nor WashingtonFirst undertakes any obligation to update any statement in light of new information or future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

In addition to factors previously disclosed in Sandy Spring’s and WashingtonFirst’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from those in its forward-looking statements: (i) the possibility that any of the anticipated benefits of the proposed transaction between Sandy Spring and WashingtonFirst will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of WashingtonFirst with those of Sandy Spring will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of required stockholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) general economic conditions and trends, either nationally or locally; (ix) conditions in the securities markets; (x) changes in interest rates; (xi) changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; (xii) changes in real estate values; (xiii) changes in the quality or composition of Sandy Spring’s or WashingtonFirst’s loan or investment portfolios; (xiv) changes in competitive pressures among financial institutions or from non-financial institutions; (xv) the ability to retain key members of management; and (xvi) changes in legislation, regulations, and policies.

Additional Information About the Acquisition and Where to Find It

In connection with the proposed merger transaction, Sandy Spring will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Sandy Spring and WashingtonFirst, and a Prospectus of Sandy Spring, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Sandy Spring, WashingtonFirst and the proposed merger.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Sandy Spring and WashingtonFirst, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Sandy Spring at www.sandyspringbank.com under the tab “Investor Relations,” and then under the heading “SEC Filings” or from WashingtonFirst by accessing WashingtonFirst’s website at www.wfbi.com under the tab “Investor Relations,” and then selecting “SEC Filings” under the heading “Documents and Filings.” Alternatively, these documents, when available, can be obtained free of charge from Sandy Spring upon written request to Sandy Spring Bancorp, Inc., Corporate Secretary, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (800) 399-5919, or from WashingtonFirst, upon written request to WashingtonFirst Bankshares, Inc., Corporate Secretary, 11921 Freedom Drive, Suite 250, Reston, VA 20190 or by calling (703) 840-2410.

Participants in the Solicitation

Sandy Spring and WashingtonFirst and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sandy Spring and WashingtonFirst in connection with the proposed merger. Information about the directors and executive officers of Sandy Spring is set forth in the proxy statement for Sandy Spring’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2017. Information about the directors and executive officers of WashingtonFirst is set forth in the proxy statement for WashingtonFirst’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.